UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2014

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: June 12, 2014

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES THE PURCHASE OF A D&O INSURANCE POLICY COVERING
ALL MEMBERS OF THE BOARD OF DIRECTORS

MIGDAL HAEMEK, Israel – June 12, 2014 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced that its Compensation Committee and Board of Directors have approved the purchase of a D&O insurance policy (the "Policy"), under terms as set forth in Section IV of the Company's compensation policy. The Policy shall apply and include all members of the Board of Directors, including those who are deemed to be "controlling shareholders" in the meaning set forth in the Israeli Companies Law.

Pursuant to Sections 1b(5) and 1(b)1 of the Israeli Companies Regulations (Relief for Transactions with Interested Parties) - 2000, the Compensation Committee and Board of  Directors have approved the purchase of the Policy without the need for further approval by the Company's shareholders (the "Relief").

The Relief shall not be in force if one or more shareholders that holds at least one percent (1%) of the Company's issued share capital or voting rights, has informed Camtek of its objection to the Relief, provided that an objection notice is submitted to Camtek in writing within fourteen (14) days as of the date of this Press Release.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.